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Exhibit 12

NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

		2014	Years Ended December 31, 2013	2012
Income (loss) from continuing operations before income taxes		$(604,615)	$106,160	$276,960
Less earnings (add losses) from affiliates, net of dividends		7,102	800	299,717
Less subsidiary preferred stock dividends		(1,984)	(3,000)	(3,000)
Add earnings (less losses) from affiliates net, from discontinued operations		—	—	—
Add amortization of capitalized interest		14,901	13,282	12,600
Add fixed charges as adjusted (from below)		185,772	232,497	260,222

Earnings	(1)	$(398,824)	$349,739	$846,499

Fixed charges:
Interest expense:
Interest on indebtedness		$171,761	$217,347	$245,706
Capitalized		24,441	13,045	18,957
Amortization of debt related costs(1)		6,187	6,071	6,198
Subsidiary preferred stock dividends		1,984	3,000	3,000
Interest portion of rental expense		5,840	6,079	5,318

Fixed charges before adjustments	(2)	210,213	245,542	279,179
Less capitalized interest		(24,441)	(13,045)	(18,957)

Fixed charges as adjusted		$185,772	$232,497	$260,222

Ratio (earnings divided by fixed charges before adjustments)	(1)/(2)	N/A (2)	1.42	3.03

(1)
Includes deferred financing, discount and premium amortization.

(2)
The ratio of earnings to fixed charges was negative for the year ended December 31, 2014. Additional earnings of $609.0 million would be needed to have a one-to-one ratio of earnings to fixed charges.

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  Exhibit 12
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (In thousands, except ratio amounts)